Exhibit 99.1

(1)                                 Shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc. were beneficially owned by Resolute Fund Partners, LLC, and were held directly by The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. (collectively, the “Resolute Funds”).

Prior to the transaction described in this Form 4, The Resolute Fund, L.P. was the direct holder of 2,947,575 shares of Common Stock and, following such transaction, is currently the direct holder of 0 shares of Common Stock.  Prior to the transaction described in this Form 4, The Resolute Fund Singapore PV, L.P. was the direct holder of 115,909 shares of Common Stock and, following such transaction, is currently the direct holder of 0 shares of Common Stock.  Prior to the transaction described in this Form 4, The Resolute Fund Netherlands PV I, L.P. was the direct holder of 139,091 shares of Common Stock and, following such transaction, is currently the direct holder of 0 shares of Common Stock.  Prior to the transaction described in this Form 4, The Resolute Fund Netherlands PV II, L.P. was the direct holder 115,909 shares of Common Stock and, following such transaction, is currently the direct holder of 0 shares of Common Stock. Prior to the transaction described in this Form 4, The Resolute Fund NQP, L.P. was the direct holder of 3,477 shares of Common Stock and, following such transaction, is currently the direct holder of 0 shares of Common Stock.

The Resolute Funds are managed by The Jordan Company, L.P. Resolute Fund Partners, LLC is the sole general partner of each of the Resolute Funds, and, in such capacity, exercises investment discretion and control of any shares of Common Stock directly owned by each of the Resolute Funds.

Mr. A. Richard Caputo, Jr. may be deemed to share voting and investment power over any shares of Common Stock owned by The Resolute Funds as a result of his position or affiliation with Resolute Fund Partners, LLC and/or The Jordan Company, L.P.  Mr. A. Richard Caputo, Jr. disclaims beneficial ownership of any shares of Common Stock owned by The Resolute Funds.

The Resolute Funds, Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners, L.P. (collectively the ‘‘Edgewater Funds’’) and JZ Capital Partners Limited (which stockholders collectively own approximately 0% of the outstanding Common Stock as of the date of this report on Form 4) were parties to a stockholders agreement pursuant to which such stockholders have agreed to vote their respective shares of Common Stock in favor of the nominees designated by The Resolute Funds, L.P. to TAL International Group’s Board of Directors.  None of the share amounts reflected in this report on Form 4 include any shares owned by the Edgewater Funds or

JZ Capital Partners Limited, as the Resolute Funds disclaim beneficial ownership of, and have no pecuniary interest in, such shares of Common Stock.